Exhibit 99.1

For Immediate Release

Contact: Harvey Grossblatt, CEO

Universal Security Instruments, Inc.

(410) 363-3000, Ext. 224

or

Zachary Mizener

Lambert & Co.

(315) 529-2348

Universal Security Instruments Reports Third-Quarter Results

OWINGS MILLS, Md. February 16, 2023 - Universal Security Instruments, Inc. (NYSE AMEX: UUU) today announced results for its fiscal third quarter and nine months ended December 31, 2022.

For the three months ended December 31, 2022, sales increased approximately 8.3% to $5,758,661 compared to sales of $5,319,014 for the same period last year.   The Company reported net income of $341,312, or $0.15 per basic and diluted share, compared to net income of $35,351 or $0.02 per basic and diluted share for the same period last year.

For the nine months ended December 31, 2022, sales increased approximately 6.5% to $16,251,106 versus $15,259,235 for the same period last year.  The Company reported net income of $435,776, or $0.19 per basic and diluted share, compared to net income of $157,688 or $0.07, per basic and diluted share for the corresponding 2021 period.

“The primary reasons for the sales increases during the three and nine-month periods ended December 31, 2022, were improvements in deliveries from China and less port congestion in Long Beach, California. The primary reasons for the increases in net income during the three and nine-month periods were lower selling, freight, advertising and professional expenses, partially offset by the higher cost of electrical components due to continuing supply chain issues.” said Harvey Grossblatt - President and CEO.

UNIVERSAL SECURITY INSTRUMENTS, INC. is a U.S.-based manufacturer and distributor of safety and security devices. Founded in 1969, the Company has an over 54-year heritage of developing innovative and easy-to-install products, including smoke, fire and carbon monoxide alarms.  For more information on Universal Security Instruments, visit our website at www.universalsecurity.com.

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"Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the federal securities laws that inherently include certain risks and uncertainties.  Actual results could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including, among other items, currency fluctuations, the impact of current and future laws and governmental regulations affecting us and other factors which may be identified from time to time in our Securities and Exchange Commission filings and other public announcements.  We do not undertake and specifically disclaim any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.  We will revise our outlook from time to time and frequently will not disclose such revisions publicly.

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UNIVERSAL SECURITY INSTRUMENTS, INC.

CONDENSED CONSOLIDATED INCOME STATEMENTS

(UNAUDITED)

	Three Months Ended
	December 31,
	2022	2021
Sales	$5,758,661	$5,319,014
Net income	341,312	35,351
Earnings per share:
Basic and diluted	$0.15	$0.02
Weighted average number of common shares outstanding:
Basic and diluted	2,312,887	2,312,887

	Nine Months Ended
	December 31,
	2022	2021
Sales	$16,251,106	$15,259,235
Net income	435,776	157,688
Earnings per share:
Basic and diluted	$0.19	$0.07
Weighted average number of common shares outstanding:
Basic and diluted	2,312,887	2,312,887

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

ASSETS
	Dec. 31, 2022	Dec. 31, 2021
Cash	$200,155	$387,223
Accounts receivable and amount due from factor	3,991,415	4,241,012
Inventory	4,437,580	5,123,468
Prepaid expense	313,277	202,669

TOTAL CURRENT ASSETS	8,942,427	9,954,372

PROPERTY, EQUIPMENT AND INTANGIBLE ASSETS–NET	395,278	95,283
OTHER ASSETS	4,000	4,000
TOTAL ASSETS	$9,341,705	$10,053,655

LIABILITIES AND SHAREHOLDERS’ EQUITY

Line of credit – factor	$2,471,236	$2,357,431
Note payable – Eyston Company Ltd.	181,440	1,081,440
Short-term portion of operating lease liability	149,408	43,965
Accounts payable	1,061,517	1,445,417
Accrued liabilities	193,783	251,158
TOTAL CURRENT LIABILITIES	4,057,384	5,179,411

LONG TERM PORTION OF OPERATING LEASE LIABILITY	210,139	—
TOTAL LONG-TERM LIABILITIES	210,139	—
COMMITMENTS AND CONTINGENCIES	—	—

SHAREHOLDERS’ EQUITY:
Common stock, $.01 par value per share; authorized 20,000,000 shares; issued and outstanding 2,312,887 at December 31, 2022 and 2021	23,129	23,129
Additional paid-in capital	12,885,841	12,885,841
Accumulated Deficit	(7,834,788)	(8,034,726)

TOTAL SHAREHOLDERS’ EQUITY	5,074,182	4,874,244
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$9,341,705	$10,053,655